SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(Amendment No. 8)

ClearSign Combustion Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

185064102

(CUSIP Number)

Andrew D. Hudders, Esq.

Golenbock Eiseman Assor Bell & Peskoe LLP,

437 Madison Avenue, New York, New York 10022

(212-907-7300)
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 27, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 185064102

1)	NAME OF REPORTING PERSON

Christopher A. Marlett

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3)	SEC Use Only

4)	SOURCE OF FUNDS	OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF	7)	SOLE VOTING POWER
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH	10)	SHARED DISPOSITIVE POWER

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	Less than 5% (1)

14)	TYPE OF REPORTING PERSON	IN

(1) The percentage ownership fell below 5% as a result of the ClearSign Combustion Corporation completing an underwritten public offering of its common stock on February 27, 2018.

This Amendment No. 8 to Schedule 13D (this “Amendment”) amends the Schedule 13D originally filed by Christopher Marlett (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on May 1, 2012, as amended (as amended, this “Schedule 13D”) and is filed to update information in the Amendment No. 7, filed March 14, 2017.

ITEM 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is shares of common stock (the “Common Stock”) of ClearSign Combustion Corporation, a Washington corporation (the “Issuer”). The principal executive office of the Issuer is 12870 Interurban Avenue South, Seattle, Washington 98168.

ITEM 2. Identity and Background.

a)	This Schedule 13D is being filed by Christopher A. Marlett.

b)	The Reporting Person’s business address is 2425 Cedar Springs Road, Dallas, TX 75201.

c)	The Reporting Person’s principal occupation is being the Chief Executive Officer of MDB Capital Group, LLC, an investment banking firm.

d)	Not applicable as the Reporting Person is no longer required to file a Schedule 13D.

e)	Not applicable as the Reporting Person is no longer required to file a Schedule 13D.

f)	Not applicable as the Reporting Person is no longer required to file a Schedule 13D.

ITEM 3. Source and Amount of Funds and Other Consideration.

Not applicable as the Reporting Person is no longer required to file a Schedule 13D.

ITEM 4. Purpose of Transaction

Not applicable as the Reporting Person is no longer required to file a Schedule 13D.

ITEM 5. Interests in Securities of the Issuer

a)	The Reporting Person beneficially owns less than 4% of the Common Stock of the Issuer as a result of the Issuer selling additional shares of Common Stock on February 27, 2018, in an underwritten public offering.

b)	Not applicable as the Reporting Person is no longer required to file a Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable as the Reporting Person is no longer required to file a Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable as the Reporting Person is no longer required to file a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement on Schedule 13D is true, complete and correct.

Dated as of: March 7, 2018

/s/ Christopher A. Marlett

 Christopher A. Marlett